Moxian (BVI) Inc

Room 2102, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street

Chaoyang District, Beijing 100020, China

August 10, 2023

Disclosure Review Program

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara and Jennifer Thompson

Re:	Moxian (BVI) Inc
Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 333-256665

Dear Mr. McNamara:

In response to the comments set forth in the letter dated August 4, 2023 (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) regarding the above referenced Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022 (as amended, the “Annual Report”), we are writing to supply additional information and disclosures Moxian (BVI) Inc (the “Company”) has included in Amendment No. 2 to the Annual Report (the “Form 20-F/A”). For ease of reference, we have recited the Staff’s comments in this response. Capitalized terms used herein shall have the meanings ascribed to them in the Common Letter unless otherwise defined herein.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 53

1. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

Response: The Company respectfully acknowledges the Staff’s comments and in response has provided the documentation required by Item 16I(a) of Form 20-F. Please see Exhibit 99.1 to the Form 20-F/A. Additionally, the Company has amended the Annual Report to provide the disclosures required under Item 16I(b) of Form 20-F on page 53 of the Form 20-F/A.

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The Company is hopeful that the foregoing answers adequately address the Staff’s comment and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s counsel Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wanhong Tan
Wanhong Tan
Chief Financial Officer